SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

Q3’22 Earnings Results

I. Performance in Q3 2022 – IFRS Consolidated Financial Data

	(Unit: KRW B)
Item	Q3 21	Q2 22	Q3 22	QoQ	YoY
Quarterly Results
Revenues	7,223	5,607	6,771	21%	-6%
Operating Income	529	-488	-759	N/A	N/A
Income before Tax	609	-512	-1,099	N/A	N/A
Net Income	464	-382	-774	N/A	N/A

II. IR Event of Q3 2022 Earnings Results

1. Provider of Information:	IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	To present Q3’22 Earnings Results of LG Display

4. Date & Time:	02:00PM on October 26, 2022 (KST)

5. Venue & Method:	Earnings release conference call in Korean/English

- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com/eng

6. Contact Information

1)	Head of IR:

Suk Heo, Director, Head of IR Division (82-2-3777-1010)

2)	Main Contact for Disclosure-related Matters:

Seunghyun Lee, IR Manager, IR Team (82-2-3777-1010)

3)	Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i. Please note that the presentation material for Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com/eng

ii. Please note that the financial data included are prepared on a consolidated IFRS basis.

iii. Financial data for Q3’22 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

LG Display Reports Third Quarter 2022 Results

SEOUL, Korea (Oct. 26, 2022) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending September 30, 2022.

•

Revenues in the third quarter of 2022 increased by 21 % to KRW 6,771 billion from KRW 5,607 billion in the second quarter of 2022 and decreased by 6% from KRW 7,223 billion in the third quarter of 2021.

•

Operating loss in the third quarter of 2022 recorded KRW 759 billion. This compares with the operating loss of KRW 488 billion in the second quarter of 2022 and with the operating profit of KRW 529 billion in the third quarter of 2021.

•	EBITDA in the third quarter of 2022 was KRW 391 billion, compared with EBITDA of KRW 662 billion in the second quarter of 2022 and with EBITDA of KRW 1,696 billion in the third quarter of 2021

•

Net loss in the third quarter of 2022 was KRW 774 billion, compared with the net loss of KRW 382 billion in the second quarter of 2022 and with the net income of KRW 464 billion in the third quarter of 2021.

LG Display recorded KRW 6.771 trillion in revenues and KRW 759 billion in operating loss in the third quarter of 2022.

LG Display experienced lower panel demand than expected in the third quarter as set makers tightly adjusted and strengthened their inventory policies due to a worsening macroeconomic environment. The unprecedented decline in set and panel demand, coupled with all-time-low LCD panel prices during the second half of the year, particularly affected the company’s well noted mid-sized panel and premium TV panel businesses, which significantly impacted the company’s overall performance.

Panels for TVs accounted for 25% of the revenues in the first quarter, while panels for IT devices including monitors, laptops, and tablets accounted for 45%, and those for mobile devices and the others accounted for 30%.

In response to high macroeconomic uncertainty and prolonged sluggish demand across the industry, LG Display will step up its efforts to accelerate the reorganization of its business structure, focusing on high-end LCD products and OLED while enforcing a sound financial structure. The company also plans to expand its high-value make-to-order businesses to minimize market volatility.

In its large-sized business, LG Display will continue to push for qualitative growth while securing profitability by improving its product portfolio and management efficiency. In addition, the company will also expand its differentiated products, such as gaming OLED displays and ultra-large OLED panels of 65 inches and higher, while further strengthening its cost competitiveness.

In consideration of recent market conditions and business competitiveness within the sector, the company will advance its plan to exit domestic production of LCD TV panels while also gradually reducing production in China.

For its mid-sized business, LG Display will reduce business volatility by strengthening differentiated competitiveness for its high-end LCD products. In addition, the company plans to preoccupy the mid-sized OLED market, particularly the tablet and WOLED-based monitor sectors, while strengthening its technological leadership in the market.

For the small-sized OLED market, LG Display has begun supplying products for new smartphone models and will further strengthen its business capabilities centered around high-end products. In addition, the company will concentrate on further expanding its position in the ever-growing smartwatch and automotive display markets through differentiated product lineups and solutions.

“We will make full-fledged efforts to improve our financial structure as quickly as possible by minimizing investments and operating expenses while strengthening inventory management and implementing bold, flexible strategies in conjunction with the current business outlook,” Sung-hyun Kim, CFO and Senior Vice President at LG Display.

Kim also added, “In order to prepare for the possibility of prolonged slumps or worsening market conditions, we will make aggressive efforts to improve performance by reorganizing our business structures and strengthening customer relations.”

# # #

Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on October 26, 2022 starting at 2:00 PM Korea Standard Time (KST) to announce the third quarter of 2022 earnings results. Investors can listen to the conference call via http://irsvc.teletogether.com/lgdisplay/lgdisplay2022Q3_eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 70,707 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Brian Heo, Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Jun-hyuk Choi, Vice President and Head of Public Relations

Email: junechoi@lgdisplay.com

Jean Lee, Team Leader, Global Communications

Tel: +822-3777-1689

Email: jean.lee@lgdisplay.com

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: October 26, 2022	By:	/s/ Suk Heo
(Signature)

	Name:	Suk Heo
	Title:	Director / Head of IR Division